May 8, 2012	TSX: GPR
For Immediate Release	YSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES 2012 FIRST QUARTER FINANCIAL RESULTS RELEASE DATE AND CONFERENCE CALL

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; “Great Panther” or the “Company”) announces that it plans to release its 2012 first quarter financial results on Monday, May 14, 2012 after market close. A conference call to discuss the results has been scheduled for Tuesday, May 15, 2012 at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time. Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Martin Carsky, Executive Vice President and Chief Financial Officer.

Interested shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Replay Passcodes (both are required for playback):
Account #: 286
Conference ID #: 377042

A replay of the teleconference call will be available on May 15, 2012 from 10:00 AM Pacific Daylight Time, 1:00 PM Eastern Daylight Time until May 31, 2012 by dialing the numbers above. In addition, the call will be archived on the Company's website.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange, trading under the symbol GPR and on the NYSE Amex, trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico. The Company also owns a development stage property, San Ignacio, which is approximately 20 kilometres by road from its Guanajuato processing plant, and an exploration stage property, Santa Rosa, which is located approximately 15 kilometres northeast of Guanajuato. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company’s website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Rhonda Bennetto Vice President, Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.